111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 15, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments, provided by telephone on January 13, 2021, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 28, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest Fund of Deep Buffer ETFs (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff references the disclosure that states that “This diversification of investment time period is intended to mitigate the risk of failing to benefit from the cap…” As shareholders do not benefit from a cap on investment returns, please remove the reference to the “cap” or supplementally explain how the cap provides a benefit to shareholders.

Response to Comment 1

In response to the Staff’s comment, the reference to the cap has been removed.

Comment 2 – Fees and Expenses of the Fund

The Fund states in its letter dated January 8, 2021, that the disclosure referenced in Staff Comment 19 “as currently presented, is the most appropriate for investor comprehension.” The Staff does not agree. Simply referring readers to the Underlying ETFs’ websites, without further guidance, creates the risk that an investor could be confused or misled by the website data for purposes of analyzing an investment in the Fund. For example, in the disclosure, the Fund refers investors to “information relating to the potential outcomes of an investment in the Underlying ETF on a daily basis” and each Underlying ETF’s remaining cap and buffer based on its current bid/ask spread. In reviewing this information an investor may believe that the remaining cap and buffer for each Underlying ETF on the day he/she considers an investment translates directly to his/her potential outcome based on the Fund’s exposure to that Underlying ETF. The Staff believes that the disclosure should clearly inform investors of the limitations on use of Underlying ETF information to evaluate an investment in the Fund.

The Staff also asks that the Fund supplementally explain how an investor’s investment in the Fund on any particular day may be impacted by the caps and buffer to which the Fund became subject on the date(s) it purchased and subsequent sales by the Fund of Underlying ETF shares (e.g., in connection with its quarterly rebalancings and fulfillment of purchase and redemption requests). The Staff believes that a better understanding of the relationship between the Fund’s and shareholders returns will assist us to better understand the Fund’s risks.

Response to Comment 2

In response to Staff’s comment, existing disclosure that may lead an investor to believe that the remaining cap and buffer for each Underlying ETF on the day he/she considers an investment translates directly to his/her potential outcome based on the Fund’s exposure to that Underlying ETF has been removed from the prospectus, and the following disclosure has been added prominently to any reference to the Underlying ETFs’ websites:

Although this website information may be useful in understanding the investment strategies of the Underlying ETFs, it does not necessarily provide a direct example of your potential investment return in the Fund based on the Fund’s exposure to the Underlying ETFs.

In response to the second part of the Staff’s comment, the single-day snapshot of an investor’s potential return on an investment in the Fund (based on the remaining caps and buffers of the Underlying ETFs on the date of an investor’s purchase of Fund shares) is tied entirely to the price of SPY on that day. When the Underlying ETF shares were purchased by the Fund will have no impact on such potential return because the price of SPY has moved since those shares were purchased by the Fund. For example, Underlying ETF A may have a had a remaining cap of X on the day that the Fund purchased shares (day 1). On day 30, when an investor purchases shares of the Fund, Underlying ETF A now has a remaining cap of Y, which will be different from X based on the price movement of SPY between days 1 and 30. In other words, the potential outcomes at the time of the Fund’s purchase of Underlying ETF shares would only directly translate to an investor who purchased Fund shares at the same time that the Fund purchased Underlying ETF shares. The example would apply similarly to the remaining buffer amount.

********

Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess